GREENBERG TRAURIG, LLP
The MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

July 20, 2007

VIA FACSIMILE (202) 772-9361

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott M. Anderegg, Esq.

Re:	Foldera, Inc.
Registration Statement on Form SB-2
File No. 333-139120

Ladies and Gentlemen:

We write in response to the comment letter (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (the “SEC”) dated July 9, 2007, and the conversations regarding the Letter between Scott M. Anderegg, Esq. of the staff and the undersigned, with respect to the captioned Registration Statement on Form SB-2, File No. 333-139120, as amended (the “Registration Statement”), of Foldera, Inc. (the “Company”).

The purpose of this letter is to explain the various share numbers set forth in the Registration Statement and cited by the staff in the Letter. The following sets forth the share amounts cited by the staff together with an explanation of each number:

Reference by Staff	Explanation
Shares issued on May 11, 2007 (page 56)
Unlike the other share numbers cited by the staff and referenced throughout the Registration Statement, the 407,905 shares referenced here were issued to the August 2006 private placement investors (not the October 2006 investors) as delayed registration payments. All of these shares have already been issued, as indicated in the current disclosure.

1,099,305 shares on prospectus cover page
This number represents 10% of the shares of outstanding common stock, and shares of common stock underlying warrants, issued to the October 2006 investors. These shares were included in the registration statement to comply with a provision in the October 2006 registration rights agreement, which required that the Company register 110% of the registrable shares.

882,858 shares (pages 25 and 69)
Separate from the obligation of the Company to register 110% of the registrable shares, the same registration rights agreement contained a provision for delayed registration payments of up to 10% of the purchase price payable by the investors. Such payments were permitted to be made by the Company in cash or in its own common stock, and the provision set forth a formula for calculating the amount of shares, based on an average recent trading price of the common stock. The application of such formula at the time of the filing of the last amendment to the Registration Statement resulted in the 882,858 share number. This payment has been made by the Company to the October 2006 investors, and we have revised the disclosure in the prospectus accordingly. Copies of the marked-up pages are attached hereto.

Footnotes (25) and (27)	These footnotes state that the Company has registered 110% of the shares issued to the selling stockholders in accordance with the registration rights agreement provision referenced above.

Based on our conversations, this will confirm that all outstanding shares covered by the Registration Statement have been issued and the private placement transactions described therein have been completed, there being no continuing investment decision to be made by such investors.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Reid Dabney
Mr. Shabaz Raza